PRICING TERM SHEET Dated as of August 26, 2020

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Statement No. 333-235558

Supplementing the Preliminary

Prospectus Supplement

dated August 25, 2020 and the

Prospectus dated December 17, 2019

COCA-COLA FEMSA, S.A.B. DE C.V.

1.850% Senior Notes due 2032

This pricing term sheet relates only to the Notes (as defined below) and should be read together with the preliminary prospectus supplement dated August 25, 2020 (including the documents incorporated by reference therein) relating to the offering of the Notes (the “Preliminary Prospectus Supplement”) before making a decision in connection with an investment in the Notes. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement relating to the Notes to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Coca-Cola FEMSA, S.A.B. de C.V.

Guarantors:

Propimex, S. de R.L. de C.V.

Comercializadora La Pureza de Bebidas, S. de R.L. de C.V.

Grupo Embotellador Cimsa, S. de R.L. de C.V.

Refrescos Victoria del Centro, S. de R.L. de C.V.

Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.

Yoli de Acapulco, S. de R.L. de C.V.

Controladora Interamericana de Bebidas, S. de R.L. de C.V.

Security Title:	1.850% Senior Notes due 2032 (the “Notes”)

Currency:	U.S. Dollars

Principal Amount:	U.S.$705,000,000

Coupon:	1.850%

Maturity Date:	September 1, 2032

Interest Payment Dates:	March 1 and September 1 of each year, commencing on March 1, 2021

Day Count:	30/360

Price to Investors:	99.604% of principal amount, plus accrued interest, if any, from September 1, 2020

Benchmark Treasury:	UST 0.625% due August 15, 2030

Spread to Benchmark Treasury:	+120 bps

Benchmark Treasury Price and Yield:	99-13, 0.687%

Yield to Maturity:	1.887%

Ranking:	Senior unsecured

Optional Redemption:	Prior to June 1, 2032, make-whole call, in whole or in part, at T+20 bps On and after June 1, 2032, par call, in whole or in part

Optional Tax Redemption:	In whole but not in part, at par upon certain changes in withholding taxes

Trade Date:	August 26, 2020

Settlement Date:	September 1, 2020 (T+4)

Denominations / Multiples:	U.S.$150,000 / U.S.$1,000

Expected Ratings*:	A2 from Moody’s and A- from Fitch

Offering Format:	SEC registered

Clearing:	DTC / Euroclear / Clearstream

CUSIP/ISIN:	191241 AJ7/US191241AJ70

Governing Law:	State of New York

Expected Listing:	New York Stock Exchange (application pending)

Joint Lead Managers and Bookrunners:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and the accompanying prospectus dated December 17, 2019) with the Securities and Exchange Commission (the “SEC”), for the offering of the Notes. Before you invest in the Notes, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the Preliminary Prospectus Supplement and the accompanying prospectus by contacting BofA Securities, Inc. at +1 (800) 294-1322, J.P. Morgan Securities LLC at +1 (866) 846-2874, or Morgan Stanley & Co. LLC at +1 (866) 718-1649 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BofA Securities, Inc. at +1 (646) 855-8988, J.P. Morgan Securities LLC at +1 (212) 834-4533, or Morgan Stanley & Co. LLC at +1(801) 902-6997.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the European Economic Area or in the United Kingdom.

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date of delivery of the Notes may be required, by virtue of the fact that the Notes initially will settle in four business days (T+4) to specify alternative settlement arrangements to prevent a failed settlement.

The offer and sale of the securities to which this pricing term sheet relates have been registered by the Issuer with the SEC by means of a registration statement on Form F-3ASR (Registration No. 333-235558). This pricing term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In the United Kingdom, this pricing term sheet is being distributed only to, and is directed only at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Notes will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing term sheet or any of its contents.

This notice does not constitute an offer to sell or a solicitation of an offer to buy or an advertisement in respect of the Notes in any province or territory of Canada other than the provinces of Alberta, British Columbia, Nova Scotia, Ontario, Québec and Saskatchewan, and in those permitted provinces only to investors that are “accredited investors” as defined in National Instrument 45-106 Prospectus Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another e-mail system.

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